SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

Under the Securities Exchange Act of 1934

(Amendment No.     )

SOUTHLAND HEALTH SERVICES, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

NONE

(CUSIP Number)

John N. Giordano, Esq., 220 South Franklin St.,

TAMPA, FLORIDA 33602 (813) 224-9255

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

FEBRUARY 1, 2007*

(Date of Event Which Requires Filing of This Statement)

*	The filing person has filed this schedule pursuant to Rule 13d-1(a).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP No. NONE

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Bad Toys Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

7,037,174
8. Shared Voting Power

0
9. Sole Dispositive Power

7,037,174
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,037,174
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount of Row (11)

25%
14.	Type of Reporting Person

CO

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of Southland Health Services, Inc., a Florida corporation (“Company”). The address of the principal executive office of the Company is 2344 Woodridge Avenue, Kingsport, Tennessee 37664.

Item 2.	Identity and Background.

The person filing this statement is Bad Toys Holdings, Inc. (the “Reporting Person”), a corporation organized under the laws of the state of Nevada. The Reporting Person’s principal business is operated through its subsidiary, Southland Health Services, Inc., which provides ambulance services. The Reporting Person also constructs and sells motorcycles to dealers nationwide. The address of the Reporting Person’s principal business is 2344 Woodridge Avenue, Kingsport, Tennessee 37664.

During the last five years the Reporting Person has not been convicted in a criminal proceeding. During the last five years the Reporting Person has not been a party to a civil proceeding of judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 26, 2004 the Reporting Person executed a definitive Capital Stock Purchase agreement to acquire 100% of the outstanding common stock of Southland Health Services, Inc. Upon closing, the Capital Stock Purchase Agreement transferred the stock of Southland Health Service, Inc. to the Reporting Person effective December 1, 2004. On February 2, 2005, the Capital Stock Purchase agreement was amended due to misrepresentations of the sellers as to the level of payroll taxes payable discovered in January 2005. The purchase price was recorded at $5,271,600 comprised of 1,840,000 shares of the Reporting Person’s restricted common stock, 2,300,000 stock warrants with an exercise price of $.50 per share, and $3,404,000 of notes payable. The notes require, collectively, monthly payments totaling $39,000. The interest rate on the notes is Prime Rate plus 1%. These notes have been adjusted pursuant to the Capital Stock Purchase Agreement and are subordinate to the Internal Revenue Service and the note to General Electric Capital Corporation. During 2005, in accordance with the provisions of the Capital Stock Purchase Agreement, the Reporting Person adjusted its recording of this transaction to a revised purchase price of $1,059,600 comprised of 1,840,000 shares of the Reporting Person’s restricted common stock and 543,478 stock warrants with an exercise price of $.50 per warrant.

Item 4.	Purpose of Transaction.

The Reporting Person purchased 100% of the outstanding securities of the issuer in order to acquire another operating subsidiary and to enter the ambulance service market.

On February 1, 2007, the Reporting Person “spun off” its wholly-owned subsidiary, Southland Health Services, Inc. (the “Company”), by distributing seventy-five percent (75%) of the Company’s common stock, which in total numbers 28,148,695 shares, to holders of the Reporting Person’s stock as a dividend (the “Spin-off”). Upon completion of the Spin-off, the Company’s assets and business consisted largely of those which the Reporting Person attributes to its incumbent emergency and non-emergency medical transportation (ambulance) services. In connection with the Spin-off, the Reporting Person issued 0.9825 shares of the Company’s common stock for each share of the Reporting Person’s common stock issued and outstanding as of the record date, January 31, 2007. As a result of the Spin-off, the Reporting Person now holds 7,037,174 shares of the Company’s common stock.

The Reporting Person has no plans which relate to or would result in the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries, any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, any material change in the present capitalization or dividend policy of the issuer, any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person, causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Southland Health Services, Inc.

(a) The Reporting Person beneficially owns 7,037,174 common shares, representing 25% of the class.

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

(c) Please see Item 4, above.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Southland Health Services, Inc.

The Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7	Material to be Filed as Exhibits.

Exhibit	Description
1.1	Capital Stock Purchase Agreement by and between Bad Toys Holdings, Inc., Southland Health Services, Inc., Glenn Crawford, Joseph Cerone, and Joseph Donavan. Previously filed as an Exhibit to the Current Report on Form 8-K filed by Bad Toys Holdings, Inc. with the Securities and Exchange Commission on February 9, 2005 and incorporated herein by reference.

1.2	First Amendment to Capital Stock Purchase Agreement by and between Bad Toys Holdings, Inc., Southland Health Services, Inc., Glenn Crawford, Joseph Cerone, and Joseph Donavan, dated as of February 4, 2005. Previously filed as an Exhibit to the Current Report on Form 8-K filed by Bad Toys Holdings, Inc. with the Securities and Exchange Commission on February 9, 2005 and incorporated herein by reference.

2.1	Registration Statement on Form S-1, file no. 333-134797, filed with the United States Securities and Exchange Commission on June 7, 2006, as amended on October 13, 2006, November 22, 2006, December 11, 2006, and December 29, 2006, and incorporated herein by reference.

[signatures follow on next page]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007	/s/ Larry N. Lunan
Bad Toys Holdings, Inc
By: Larry N. Lunan, President and Chief Executive Officer